August 10, 2017

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Great Lakes Dredge & Dock Corporation Registration Statement on Form S-4 Filed on August 10, 2017

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) relating to the offer by Great Lakes Dredge & Dock Corporation, a Delaware corporation (“GLDD”), to exchange (the “Exchange Offer”) up to $325,000,000 of GLDD’s registered 8.000% Senior Notes due 2022 (the “New Notes”) for all $325,000,000 of GLDD’s outstanding unregistered 8.000% Senior Notes due 2022 (the “Old Notes”), which are guaranteed by GLDD’s subsidiary guarantors named in the Registration Statement, GLDD hereby confirms to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) that GLDD is registering the Exchange Offer in reliance on the Staff’s position enunciated in the Exxon Capital Holdings Corporation no-action letter (available May 13, 1988), the Morgan Stanley & Co. Incorporated no-action letter (available June 5, 1991) and the Shearman & Sterling no-action letter (available July 2, 1993).

GLDD represents as follows:

1. GLDD has not entered into any arrangement or understanding with any person to distribute the New Notes to be received by them in the Exchange Offer and, to the best of GLDD’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, GLDD will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of participating in a distribution of the New Notes to be acquired in the Exchange Offer, such person (i) could not rely on the Staff position enunciated in the Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated and Shearman & Sterling no-action letters and interpretive letters of similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Act”), in connection with a secondary resale transaction. GLDD acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

2. GLDD will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities may participate in the Exchange Offer so long as the broker-dealer has not entered into any arrangement or understanding with GLDD or an affiliate of GLDD to distribute the New Notes.

3. GLDD will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Act (as described in the Shearman & Sterling no-action letter) in connection with any resale of such New Notes.

4. GLDD will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer a representation to the effect that, by accepting the Exchange Offer, the exchange offeree represents to GLDD that it is not engaged in, and does not intend to engage in, a distribution of the New Notes, and that if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer.

Sincerely, Great Lakes Dredge & Dock Corporation

By:	/s/ Kathleen M. LaVoy
Kathleen M. LaVoy Interim Chief Legal Officer and Corporate Secretary